UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Aware, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

 Options to Purchase Common Stock, Par Value $.01 Per Share
Stock Appreciation Rights Relating to Common Stock, Par Value $.01 Per Share
(Title of class of securities)

05453N-10-0
 (CUSIP number of class of securities)
(Underlying common stock)

Edmund C. Reiter
President and Chief Executive Officer
Aware, Inc.
40 Middlesex Turnpike
Bedford, MA 01730
Telephone: (781) 276-4000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

William R. Kolb, Esq.
Foley Hoag LLP
155 Seaport Blvd.
Boston, MA 02210
Telephone: (617) 832-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable*	Not applicable*

*
Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

This filing contains only preliminary communications made before the commencement of an anticipated equity exchange program (the “Equity Exchange Program”) to allow all current employees, executive officers, directors and consultants of Aware, Inc. (the “Company”) the opportunity to exchange all of their outstanding stock options and stock appreciation rights (collectively, “Equity Awards”) for a grant of new shares of unrestricted common stock of the Company, which shares will be issued on the date of grant.

Attached is the Company’s Notice of Special Meeting of Stockholders and Definitive Proxy Statement for a Special Meeting of Stockholders to be held on November 1, 2010 (the “Definitive Proxy Statement”), which contains a proposal submitted to the Company’s stockholders to approve amendments to the Company’s existing equity plans to allow the Equity Exchange Program.

The Definitive Proxy Statement does not constitute an offer to holders of Equity Awards to exchange those Equity Awards. The Equity Exchange Program described in the Definitive Proxy Statement has not yet commenced. The Equity Exchange Program will only be commenced, if at all, if stockholders approve the amendments to the Company’s existing equity plans to permit the Equity Exchange Program. Even if the requisite stockholder approval is obtained, the Company may still decide later not to implement the Equity Exchange Program. Persons who are eligible to participate in the Equity Exchange Program should read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, when those materials become available because they will contain important information about the Equity Exchange Program. The Company will file the Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) upon the commencement of the Equity Exchange Program. The Company’s stockholders and Equity Award holders will be able to obtain these written materials and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov.

Item 12. Exhibits

Exhibit No.	Document

99.1
Notice of Special Meeting of Stockholders and Definitive Proxy Statement for a Special Meeting of Stockholders (incorporated by reference to the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on October 5, 2010).